Novatel Wireless, Inc.

9645 Scranton Road

San Diego, CA 92121

September 6, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief Kari Jin, Staff Accountant

Re:	Novatel Wireless, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed on March 16, 2007 Form 8-Ks Filed on May 1, 2007 and August 6, 2007 File No. 000-31659

Dear Ms. Collins and Ms. Jin:

Novatel Wireless, Inc. (“Novatel”) is in receipt of your comment letter dated August 23, 2007 requesting a response within ten business days. The letter was addressed to Mr. Dan Halvorson whom Novatel no longer employs and the letter was not received at our offices until September 4, 2007. As a result, Novatel respectfully requests an extension of time to file a response. Per my telephone conversation with Ms. Kari Jin held on September 6, 2007, it is Novatel’s understanding that Novatel may timely file its responses by September 21, 2007.

Please feel free to contact me at (858) 812-0669 or Novatel’s Deputy General Counsel, Patrick Waters at (858) 812-0610, if you have any questions regarding this letter.

Sincerely,

/s/ Shawn Swaney
Shawn Swaney
Corporate Controller
Novatel Wireless, Inc.